FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER


    Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of December 2004


                                ACS - TECH80 LTD.
                  (Translation of registrant's name in English)


      HA'MADA AVENUE, RAMAT GABRIEL INDUSTRIAL PARK, MIGDAL HA'EMEK, ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]



Attached as Exhibit 1 to this Report on Form 6-K is the Proxy Statement of ACS - Tech80 Ltd. (the "Registrant") in connection with the solicitation of proxies by the Registrant's board of directors, to be voted at the Annual Meeting of Shareholders of the Registrant scheduled to be held at its registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on December 26, 2004, at 10:00 a.m., local time, and at any adjournment thereof.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               ACS - Tech80 Ltd.
                                               (Registrant)

                                               By: /s/ Ze'ev Kirshenboim
                                               -------------------------
                                               Ze'ev Kirshenboim
                                               President and CEO
                                               November 29, 2004

                               ACS-TECH80 LIMITED

                   NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS

                         SCHEDULED FOR DECEMBER 26, 2004


To the Shareholders:


     The Annual Meeting of Shareholders of ACS-Tech80 Limited, an Israeli company (the "COMPANY"), will be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on December 26, 2004, at 10:00 a.m., local time, for the following purposes:

     (1) To re-elect three of the current directors of the Company, each of whom is to hold office until the next Annual Meeting of Shareholders or until the due election and qualification of his/her successor; and to fix the remuneration of the members of the Company's board of directors that are not employed by the Company, except for the Company's Chairman of the Board.

     (2) To elect an External Director as required under the Israeli Companies Law, 1999, to replace Mr. Shmuel Olek, whose term as External Director has recently expired.

     (3) To discuss the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003.

     (4) To appoint Kost Forer Gabbay & Kasierer (Members of Ernst & Young Global) as the Company's independent auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced and to authorize the Board to fix their remuneration.

     (5) To approve a new employment agreement with Mr. Zeev Kirshenboim, a director of the Company, its CEO and a holder of approximately 23.4% of its outstanding share capital, which shall replace the existing management agreement with Z.Z. Orav Ltd., a company controlled by Mr. Kirshenboim.

     (6) To approve the grant of up to 60,000 stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO, holder of approximately 23.4% of its outstanding share capital, and 5,000 stock options to Ms. Ilana Kirshenboim, Mr. Kirshenboim's spouse. Mr. Kirshenboim is the beneficial holder (assuming the exercise of any option granted to him and to his spouse, including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 27.5% of its outstanding share capital.

     (7) To approve the grant of 5,000 stock options to Jacob Engel, the Chairman of the Board of Directors of the Company, holder of approximately 19.5% of its outstanding share capital and a beneficial holder (assuming the exercise of any option granted and including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 19.75% of its outstanding share capital.

     (8) To approve the increase of the number of stock options covered by the Company's 2001 Stock Option Plan by 100,000 options, from 400,000 to 500,000 stock options.

     (9) To approve the purchase of a Directors and Officers Liability Insurance policy, insuring the Company's directors and officers against liability resulting from their position with the Company.

     (10) To approve a revised indemnification undertaking towards the Company's directors and officers.

     (11) To transact such other business as may properly come before the meeting or any adjournment thereof.

     Only shareholders of record at the close of business on December 3, 2004 will be entitled to receive notice of, and to vote at, the meeting or any adjournments thereof.

     If you cannot personally attend the meeting, you are requested to promptly fill in, sign and return the proxy submitted to you herewith.




                                          By order of the Board of Directors,



                                          Ze'ev Kirshenboim

                                          President and Chief Executive Officer



Dated:


November 29, 2004

                               ACS-TECH80 LIMITED

                                 PROXY STATEMENT


     This proxy statement is being furnished in connection with the solicitation of proxies by the Board of Directors of ACS Tech80 Limited, an Israeli company (together with its subsidiaries, the "COMPANY"), to be voted at the Annual Meeting of Shareholders (the "MEETING") scheduled to be held at the Company's registered offices at Ha'Mada Avenue, Migdal Ha'Emek, Israel, on December 26, 2004, at 10:00 a.m., local time, and any adjournment thereof.

     Only shareholders of record as of the close of business on December 3, 2004 are entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. On that date, the Company had outstanding 3,089,247 ordinary shares, par value NIS .01 per share (the "ORDINARY SHARES"), of which 24,802 shares were held by the Company and therefore, under the Israeli Companies Law, are not entitled to vote at the Company's shareholders meeting. The presence in person or by proxy of two shareholders, together holding more than one third of the voting power of the issued share capital of the Company conferring a right to vote, and entitled to vote, shall constitute a quorum for the transaction of business at the Meeting. Each share is entitled to one vote.

     Each form of proxy which is properly executed and returned to the Company will be voted in accordance with the directions specified thereon, or, if no directions are specified, will be voted in favor of the resolution brought before the Meeting, as specified herein. Any shareholder giving a proxy may revoke it at any time before it is exercised. Such revocation may be effected by voting in person or by proxy at the Meeting, by returning to the Company prior to the Meeting a proxy bearing a later date, or by otherwise notifying the Secretary of the Company in writing prior to the Meeting.

     The address of the Company's executive offices is Hamada Ave., Ramat Gabriel, P.O.B. 5668, Migdal Ha'Emek, Israel 10500 and its telephone number is 011-972-4-6546-440.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information with respect to the beneficial ownership, as of November 29, 2004, of Ordinary Shares of each of the Company's shareholders known to beneficially own more than 5% of the outstanding Ordinary Shares, and by all executive officers and directors of the Company as a group:

                                                                                                               PERCENTAGE
                                        SHARES BENEFICIALLY                                                 OUTSTANDING ON A
          NAME AND ADDRESS             OWNED AS OF NOVEMBER      PERCENTAGE      OPTIONS TO PURCHASE         FULLY DILUTED
         OF BENEFICIAL OWNER                  29, 2004           OUTSTANDING     ORDINARY SHARES (1)            BASIS(5)
         -------------------                  --------           -----------     -------------------            --------

Ze'ev Kirshenboim                              721,720             23.36%             178,470(2)                26.92%
Jacob Engel                                    602,246             19.49%              10,000(3)                18.31%
All directors and executive officers
of the Company as a group                    1,325,216             42.90%             254,910(4)                47.26%
Total persons or entities owning
more than 5% of the outstanding
ordinary shares                              1,323,966             42.85%             188,470                   45.23%

----------

     1) Including all options to purchase ordinary shares, whether or not exercisable within 60 days.

     2) Including stock options granted to Mr. Kirshenboim and his spouse, which are subject to the approval of the shareholders meeting.

     3) Including stock options granted to Mr. Engel, which are subject to the approval of the shareholders meeting.

     4) Including stock options granted which are subject to the approval of the shareholders meeting.

     5) Not including additional options granted to employees of the Company that are not officers or directors of the Company.



                                     ITEM 1


          RE-ELECTION OF DIRECTORS AND THE FIXING OF THEIR REMUNERATION


     The Board of Directors recommends to re-elect the three nominees for director listed below. The directors to be elected are to hold office until the next Annual Meeting of Shareholders or until their respective successors are elected and shall have qualified. If for any reason any of said nominees will become unavailable for election, proxies will be voted for a substitute nominee designated by the Board of Directors. However, the Board has no reason to believe that this will occur. In addition to these three directors, the Company's board of directors includes two External Directors that are appointed pursuant to the Israeli Companies Law for a period of several years (one of whom shall be appointed pursuant to Item 2 below).

     Directors of the Company shall be elected by the majority of the votes cast at the Annual Meeting.


     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.


ALTERNATE DIRECTORS


     The Company's Amended and Restated Articles of Association provide that any director may appoint, by written notice to the Company, any individual to serve as an alternate director, subject to the approval of the Board of Directors. The Companies Law, which became effective as of February 1, 2000, forbids a director of the Company or an alternate director to act as an alternate for another director. Any alternate director will have all of the rights and obligations of the director appointing him or her (subject to the provisions of the letter appointing him or her), except the power to appoint an alternate director and the right to receive remuneration as a director. An alternate director may not act at a meeting at which the director appointing him or her is present. Unless otherwise authorized by a special resolution of the Company's shareholders, the alternate director's term will not be for an indefinite time, but will expire when the appointing director ceases to be a director of the Company, when the appointing director terminates the appointment of the alternate director, or when an event occurs which results in the termination of the alternate director's appointment by reason of disqualification pursuant to the Amended and Restated Articles of Association of the Company.


INDEPENDENT DIRECTORS; EXTERNAL DIRECTORS


     INDEPENDENT DIRECTORS. Pursuant to the listing requirements of the NASDAQ SmallCap(R) Market, the Company is required to appoint a minimum of three independent directors meeting certain qualification requirements set by NASDAQ, as well as an audit committee, consisting of all its independent directors. All Independent Directors must be financially literate and at least one them must have accounting or related financial management expertise. The responsibilities of the audit committee include, but are not limited to, reviewing the scope and results of the audits conducted by our auditors. Failure to comply with these requirements may result in the delisting of the Company's Ordinary Shares from the NASDAQ SmallCap(R) Market. Messrs. Shmuel Olek, Ze'ev Ritman and Eli Dayan currently serve as Independent Directors of the Company. The Company proposes to replace Mr. Olek, whose statutory term as an External Director has expired, with Ms. Alexandra Pluber - See Item 2 below.

     EXTERNAL DIRECTORS. Under the Israeli Companies Law, companies incorporated in Israel whose shares have been offered to the public in or outside Israel are required to appoint at least two external directors (the "External Directors"). The Companies Law details certain standards for the independence of the External Directors. A person may not be appointed as an External Director if such person or its relative, partner, employer or any entity under such person's control, has, as of the date of the person's appointment, any affiliation with the Company, any entity controlling the Company, or any entity controlled by the Company or by its controlling entity. The term "affiliation" includes:

     o    an employment relationship;

     o    business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.


     No person can serve as an External Director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an External Director. Until the lapse of two years from termination of office, a company may not engage an External Director to serve as an office holder and cannot employ or receive services from such person, directly or indirectly.


     External Directors are appointed by a majority vote of the shareholders' meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.


     Under the Companies Law, an External Director is appointed for an initial term of three consecutive years, and may be re-appointed for one additional three-year term. Each committee of a company's board of directors must include at least one External Director. Messrs. Olek and Ritman are currently the Company's External Directors. Regulations promulgated under the Companies Law set the minimum and maximum compensation, which may be paid to External Directors. An External Director is otherwise prohibited from receiving any other compensation in connection with his services as a director. Mr. Olek serves as an external director since October 1999, until October 2004. Mr. Ritman's term as an External Director was renewed for a second term ending on June 2006. The Company proposes to replace Mr. Olek, whose statutory term as an External Director has expired, with Ms. Alexandra Pluber - See Item 2 below.

     According to the Companies Law, a company is required to appoint an audit committee (the "Audit Committee"), comprised of at least three directors, including all of the External Directors, but excluding (i) the Chairman of the Board, (ii) any director who is employed by the Company or provides services to the Company on a regular basis, or (iii) a controlling shareholder or its relative. The audit Committee's role is to examine the legality and integrity of a company's business practices, in consultation with the internal controller, and to recommend appropriate courses of action.


     Under the Companies Law, a company's board of directors is also required to appoint an internal controller proposed by the Audit Committee. The role of the internal controller is to examine whether the company's actions comply with the law, and are carried out with integrity and in an orderly business manner. The internal controller may be an employee of the company, but may not be a holder of more than 5% of its shares, its general manager, a member of its board of directors, an officer, or a relative of any of the foregoing. In addition, the internal controller may not be the company's independent accountant or its representative. The Company's internal controller is Mr. Michael Harel.


INFORMATION CONCERNING NOMINEES


     The name and age of each nominee and the year he became a director of the Company is as follows:

                                                                              FIRST BECAME A
                       NAME                                   AGE                 DIRECTOR
                       ----                                   ---                 --------
Ze'ev Kirshenboim                                             51                   1987
Jacob Engel                                                   55                   1987
Eli Dayan                                                     64                   2003

----------

     ZE'EV KIRSHENBOIM, one of the founders of the Company, has been serving as President, Chief Executive Officer, and Chief Financial Officer of the Company. From 1984 until 1987, Mr. Kirshenboim served as a project leader for K&S, a subsidiary of Kulicke & Soffa Ind. in Horsham, Pennsylvania in charge of developing electronic hardware for semiconductor manufacturing equipment. From 1982 through 1984, Mr. Kirshenboim served as a design engineer for the Israel Authority for Armament Development, developing servo systems for missiles. From 1979 through 1981, Mr. Kirshenboim served as a design engineer for Kulicke & Soffa Ind., in Horsham, Pennsylvania, developing high speed servo systems for high speed wire bonders.


     JACOB ENGEL, one of the founders of the Company, has served as a Director of the Company since 1987 and is currently the Company's Chairman of the Board. Since 1992, Mr. Engel has served as Chief Executive Officer and controlling shareholder of the companies in the Engel Construction Group, a group of publicly traded real estate development companies, as well as of the affiliates thereof.

     ELI DAYAN, CPA (Israel), is the owner of an accounting firm located in Haifa, Israel, which he established in 1973. Mr. Dayan is a member of the board of directors of Engel Trade Centers Ltd., a public company under the control of Mr. Jacob Engel, the chairman of the Company's board of directors. Since the year 2000 Mr. Dayan is a member of the Center for Arbitration and Mediation of the Institute of Certified Public Accountants in Israel (ICPAI).


                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information with respect to compensation paid to, or accrued by the Company on behalf of the most highly compensated executive officer of the Company.


                           SUMMARY COMPENSATION TABLE


                               ANNUAL COMPENSATION


                                                                         ANNUAL COMPENSATION
                                                                            SEVERANCE AND
                                                                              VACATION         ALL OTHER
NAME AND PRINCIPAL POSITION                      YEAR          SALARY        REDEMPTION      COMPENSATION
---------------------------                      ----          ------        ----------      ------------
Ze'ev Kirshenboim,
President and Chief Executive Officer (1)     2003 (2)        $472,000        $130,000
                                              2002 (2)(3),    $310,000        $201,000         $36,000

----------

     (1) In addition, Ilana Kirshenboim, Mr. Kirshenboim's spouse and an employee of the Company, was paid during the years ended December 31, 2003, 2002 and 2001 a gross annual salary of $59,000, $49,000 and
          $45,000, respectively.

     (2) Including $356,500 paid as management fee to Z.Z. Orav, a company under Mr. Kirshenboim's control.

     (3) After voluntary reduction of salary in the amount of $46,000 for the year, and not including provisions for certain social benefits and automobile expenses

     The Company proposes that directors employed by the Company shall receive no remuneration for serving on the Board. External Directors under the Israeli Companies Law and directors not employed by the Company shall receive the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 1 TO ELECT THE DIRECTOR NOMINEES AND TO FIX THEIR REMUNERATION AS ABOVE SAID.

                                     ITEM 2

                        APPOINTMENT OF EXTERNAL DIRECTOR

     Mr. Shmuel Olek has been serving as an External Director of the Company since October 1999. Mr. Olek was appointed as an External Director pursuant to the provisions of the Companies Ordinance (New Version), 1983, which preceded the Companies Law. Pursuant to the provisions of the Companies Law, such External may continue for a period of five years since their appointment, and their term may not be extended thereafter. Therefore, Mr. Olek's term expired on October 2004, and the Company now proposes to appoint Ms. Alexandra Pluber as an External Director, for a three year period, commencing January 1, 2005.

     Ms. Pluber is a licensed CPA (Israel) since 1981, with an accounting and business degree from the Bar-Ilan University in Israel. Ms. Pluber is the owner of an accounting firm located in Ramat-Yishay, Israel and is experienced, among other things, in auditing, internal and external control issues, accounting regulation and management of trusts.

     As an External Director, Ms. Pluber shall be entitled to the compensation described in Item 1 above, which is the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000.

     The appointment of Ms. Pluber requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the shares of non-controlling shareholders voted at the meeting; or

     o the total number of shares of non-controlling shareholders that voted against the appointment does not exceed one percent of the aggregate voting rights in the Company.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 2 TO ELECT MS. PLUBER AND TO FIX HER REMUNERATION AS ABOVE SAID.

                                     ITEM 3

          DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                                FOR THE YEAR 2003


        At the Meeting, the Company's management will report on the 2003 financial results.



                                     ITEM 4

                         INDEPENDENT PUBLIC ACCOUNTANTS


     Kost Forer Gabbay & Kasierer, certified public accountants (Israel) (members of Ernst and Young Global) have been selected by management to audit the Company's financial statements until the next Annual Meeting of shareholders or until otherwise duly replaced. Kost Forer Gabbay & Kasierer have been the Company's independent auditors since January 2003. A representative of said firm is expected to be present or available by telephone at the Meeting with an opportunity to make a statement to the shareholders, and will respond to appropriate questions. The compensation of Kost Forer Gabbay & Kasierer is proposed to be determined by the Company's board of directors based on the scope of services provided by such auditors.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 4 TO APPOINT KOST, FORER GABBAY & KASIERER AS THE COMPANY'S INDEPENDENT PUBLIC ACCOUNTANTS AND TO EMPOWER THE BOARD TO SET THEIR COMPENSATION.



                                     ITEM 5

            APPROVAL OF A NEW EMPLOYMENT AGREEMENT BETWEEN MR. ZE'EV
                          KIRSHENBOIM AND THE COMPANY

     The Company proposes to enter into an Employment Agreement with Mr. Zeev Kirshenboim, a director of the Company, its CEO, holder of approximately 23.4% of its outstanding share capital, and a beneficial holder (assuming the exercise of any option granted and including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 27.5% of its outstanding share capital. The proposed Employment Agreement shall be effective as of January 1, 2005 (the "Employment Agreement"). On such date the management agreement entered into on January 1, 2003, between the Company and Z.Z. Orav Ltd., a private company under the control of Mr. Ze'ev Kirshenboim, shall expire and entitle Z.Z Orav Ltd. to no additional rights and benefits. The cost of the total compensation due to Mr. Kirshenboim under the new employment agreement is substantially equal to the cost to the company per previous agreements .

     In November 29, 2004, the Company entered into an agreement with Z.Z. Orav Ltd. which clarifies that Z.Z. Orav Ltd. shall not be entitled to any amounts from the Company after December 31, 2004, including amounts to which it would have been entitled pursuant to the management agreement in the event of its termination, which were waived by Z.Z. Orav Ltd.

     Under the Employment Agreement Mr. Kirshenboim shall be employed as the Company's CEO and CFO, as ACS-Tech80, Inc.'s president and chairman of the board and as the CEO of the Company's other subsidiaries, for a period of five years, until December 31, 2009. Following December 31, 2009, the agreement shall continue until either party gives the other a six-month notice of its desire to terminate the agreement.

     Mr. Kirshenboim shall be entitled to an annual salary of $248,750 plus customary benefits (such as education fund, recreation pay, insurance and pension) for his services to the Company and its subsidiaries, other than to ACS-Tech80, Inc. In addition, Mr. Kirshenboim shall be entitled to an annual salary of $127,000 for his services to ACS-Tech80, Inc., with no additional benefits. Every January, Mr. Kirshenboim's total salary (i.e., his salary for services to the Company and its subsidiaries as well as his salary for services to ACS-Tech80, Inc.) shall be increased by 5% after adjustment to the CPI. In addition, Mr. Kirshenboim shall be entitled to an annual bonus of up to 7.5% of the previous year's consolidated income before tax of the Company, in cash, options and/or shares, at a rate and manner determined by the board of directors of the Company. The value of the bonus shall be based on the attainment of the Company's goals and Mr. Kirshenboim's contribution to its business.

     Mr. Kirshenboim shall be entitled to reimbursement of reasonable out-of-pocket expenses incurred in connection with the provision of the management services, and to an appropriate Company automobile, or, alternatively, to reimbursement for costs of a similar vehicle owned by him. Mr. Kirshenboim shall have the right, at his discretion, to draw funds equal to the cost to the Company of the benefits to which he is due under the Employment Agreement, in place of receiving such benefits from the Company.

     The Employment Agreement includes customary confidentiality and non-competition undertakings of Mr. Kirshenboim. In addition, Mr. Kirshenboim is obligated, in the event of the termination of the Agreement, to make himself available to the Company, for a period of two years following such termination, for technical support and management consulting, to the extent such support or consulting is required by the Company (the "ASSISTANCE UNDERTAKING"). During such two-year period, Mr. Kirshenboim shall continue to be bound by the confidentiality and non-competition provisions of the Employment Agreement. During such two-year period, Mr. Kirshenboim shall be entitled to receive payment equal to his total salary at the date of termination of the Employment Agreement, including all benefits payments to which he was entitled under the Employment Agreement, whether or not he is actually required by the Company to provide any support, assistance or consulting.

     Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the approval of the Employment Agreement is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the Employment Agreement on November 29, 2004.

     The approval of the Employment Agreement by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim; or

     o the total number of votes cast by shareholders that do not have a personal interest in the transaction with Mr. Kirshenboim that voted against the transaction does not exceed one percent of the aggregate voting rights in the Company.


     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 5 AND APPROVE THE EMPLYMENT AGREEMENT BETWEEN MR. KIRSHENBOIM AND THE COMPANY.


                                     ITEM 6

                        APPROVAL OF COMPANY STOCK OPTIONS
                        GRANTED TO MR. ZE'EV KIRSHENBOIM

     On November 29, 2004, the Company's Board of Directors resolved to grant Mr. Ze'ev Kirshenboim, a director of the Company, its CEO and a holder of 23.4% of its outstanding share capital, 60,000 stock options of the Company and to grant Mr. Kirshenboim's spouse, Ms. Ilana Kirshenboim, 5,000 stock options. Mr. Kirshenboim is the beneficial holder (assuming the exercise of any option granted to him, including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 27.5% of its outstanding share capital.


     The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options. The grant of such options to Mr. Kirshenboim was due to the business results of the Company in the year 2004.

     Set forth below are the details of the stock options granted to Mr. Kirshenboim which the shareholders are requested to approve:


                               NO. OF
          OPTIONEE             OPTIONS     EXERCISE PRICE     DATE OF GRANT     VESTING DATE       EXPIRATION DATE
          --------             -------     --------------     -------------     ------------       ---------------
Ze'ev Kirshenboim              60,000           (*)           Nov. 29, 2004     Nov. 29, 2004            None


(*) Exercise price will be equal to the closing price of the Company's Ordinary Shares on NASDAQ on the day the Company's Shareholders approve the grant of this Option

Because Mr. Kirshenboim is deemed a controlling shareholder of the Company, the grant of stock options granted to him is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. Kirshenboim and his spouse on November 29, 2004.

     The approval of the stock options granted to Mr. Kirshenboim by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 6 AND APPROVE THE OPTIONS GRANTED TO MR. KIRSHENBOIM.


                                     ITEM 7

                        APPROVAL OF COMPANY STOCK OPTIONS
                           GRANTED TO MR. JACOB ENGEL

     On November 29, 2004, the Company's Board of Directors resolved to grant Mr. Jacob Engel, the Company's chairman of the board and holder of approximately 19.5% of its outstanding share capital and a beneficial holder (assuming the exercise of any option granted and including options granted which are subject to shareholders' approval, whether or not exercisable within 60 days) of approximately 19.75% of its outstanding share capital, 5,000 stock options of the Company. The grant of such options is subject to the approval of the shareholders meeting. In the event that the grant of any or all of such stock options is not approved by the shareholders meeting, such stock options will be cancelled. The Company's Board of Directors proposes that the shareholders approve the grant of such stock options.

     Because Mr. Engel may be deemed a controlling shareholder of the Company, the grant of stock options granted to him is subject to the approval of the Company's Audit Committee, Board of Directors and finally, its shareholders. The Audit Committee and the Board of Directors approved the grant of the stock options listed above to Mr. Engel on November 29, 2004.


     The approval of the stock options granted to Mr. Engel by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.


     Set forth below are the details of the stock options granted to Mr. Engel which the shareholders are requested to approve:

                               NO. OF                                                                   NEW
          OPTIONEE             OPTIONS     EXERCISE PRICE     DATE OF GRANT     VESTING DATE       EXPIRATION DATE
          --------             -------     --------------     -------------     ------------       ---------------
Jacob Engel                    5,000           (*)            Nov. 29, 2004     Nov. 29, 2004            None


     (*) Exercise price will be equal to the closing price of the Company's Ordinary Shares on NASDAQ on the day the Company's Shareholders approve the grant of this Option


          THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR
              ITEM 7 AND APPROVE THE OPTIONS GRANTED TO MR. ENGEL.


                                     ITEM 8


          APPROVAL OF THE INCREASE IN THE NUMBER OF OPTIONS IN THE 2001
                          STOCK OPTION PLAN TO 500,000

     On November 29, 2004, the Company's board of directors resolved to increase the number stock options covered by the Company's 2001 Stock Option Plan by 100,000, from 400,000 to 500,000 options, in order to enable it to increase the number of stock options granted to its employees and officers.

     The approval of the increase of the number of stock options covered by the 2001 Stock Option Plan by the shareholders meeting requires the affirmative vote of the majority of the votes cast at the Meeting.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 8 AND APPROVE THE INCREASE IN THE NUMBER OF OPTIONS COVERED BY THE 2001 STOCK OPTION PLAN TO 500,000.



                                     ITEM 9

        PURCHASE OF DIRECTOR'S AND EXECUTIVE OFFICER'S LIAILITY ISURANCE

     The Companies Law provides that an Israeli company cannot insure the liability of an officer or director (hereinafter jointly referred to as "OFFICER") with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, insure an Officer against liability with respect to a breach of its duty of care.

     The Company's Articles of Association provide for insurance of its Officers (including directors) to the fullest extent provided in the Israeli Companies Ordinance, 1983. The Companies Law (which replaced the Companies Ordinance in February 2000) provides that a company may not enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     (i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;

     (ii) a breach of duties of care if such breach was committed intentionally or recklessly;

     (iii) an act or omission with the intent to unlawfully derive a personal benefit; or

     (iv) a fine levied as a result of a criminal offense.

     Since its initial public offering, on September 1997, and until September 2004 the Company maintained an insurance policy insuring its directors and officers against liability emanating from their role as directors and officers of the Company.

     In order to continue to allow it to obtain suitable and experienced directors and executive officers, the Company's audit committee and board of directors resolved, on November 29, 2004, to purchase a Directors and Officers Liability Insurance Policy, covering its directors' and officers' liability in the total amount of up to $3 million per insured event and up to $3 million per year, at a cost of up to $50,000 per year.


     The approval of the purchase of the Directors' and Officers' Liability Insurance Policy requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.


               THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
         VOTE FOR ITEM 9 AND APPROVE THE PURCHASE OF THE DIRECTOR'S AND
                     OFFICERS' LIABILITY INSURANCE POLICY.


                                     ITEM 10

               INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Companies Law provides that an Israeli company cannot absolve an officer or director (hereinafter jointly referred to as "OFFICER") from liability with respect to a breach of his or her fiduciary duty, but may, under certain circumstances, absolve an Officer from liability with respect to a breach of its duty of care.

     The Company's Articles of Association provide for indemnification of its Officers (including directors) to the fullest extent provided in the Israeli Companies Ordinance, 1983. In addition, the Company intends to obtain directors' and officers' liability insurance policy (see Item 9 above). The Companies Law (which replaced the Companies Ordinance in February 2000) provides that a company may not indemnify an Officer for any monetary liability incurred as a result of any of the following:

     (i) a breach of fiduciary duties, unless the Officer acted in good faith and had reasonable basis to believe that the act would not prejudice the company;

     (v) a breach of duties of care if such breach was committed intentionally or recklessly;

     (vi) an act or omission with the intent to unlawfully derive a personal benefit; or

     (vii) a fine levied as a result of a criminal offense.

     The Companies Law allows the company's shareholders to include in its articles of association either of the following provisions:

     (i) a provision authorizing the company to grant in advance an undertaking to indemnify an Officer, providing the undertaking is limited to specified classes of events which the board of directors deem foreseeable at the time of grant and limited to an amount determined by the board to be reasonable under the circumstances; or

     (ii) a provision authorizing the company to retroactively indemnify an Officer.

     The Company may amend its Articles of Association to allow for indemnification to the fullest extent allowed by the Companies Law and to comply with one of the aforementioned alternatives.

     The Company's former practice was to enter into indemnification agreements with its Officers. Of the Company's current Officers, it has agreements only with Messrs. Ze'ev Kirshenboim and Jacob Engel. The Company's shareholders meeting dated May 30, 2003 resolved to indemnify its Officers, as well as the Officers of its subsidiaries, to the fullest extent permitted by applicable law up to maximum amount of $500,000 for all directors as a group, with respect to:

     (i) a monetary obligation imposed on the Officer in favor of any person pursuant to a court judgment, a compromise judgment or an arbitration decision approved by a court, by reason of an act or omission by him on his capacity as an Officer;

     (ii) reasonable expenses, including legal expenses, attorney's fees and traveling expenses, actually incurred by the Officer or imposed on the Officer by court, in an action, suit or proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal action from which he was acquitted, in each case by reason of an act or omission of the Officer in his capacity as an Officer of the Company.

     The Company's Audit Committee and Board of Directors resolved on November 29, 2004, to expand the scope of the indemnification undertaking towards its directors and officers so that it shall apply to any expense or obligation levied on the Officer in connection with an act or omission of the Officer or of the Company occurring prior to the date of the approval by the shareholders meeting, including, without limitation, the Company's representations in its prospectuses, the Company's filings with the SEC and NASDAQ, the information included in the Company's financial statements, and the representations and undertakings relating to the merger transaction with Technology 80, Inc. In addition, the Company's board of directors may from time to time add occurrences with respect to which this indemnification shall apply. The maximum scope of the indemnification shall be increased so that the maximum indemnification amount for each Officer shall be US$ 500,000 for a single claim or occurrence and for all Officers as a group shall be $3 million for a single claim or occurrence, in addition to reimbursements of expenses approved by the Company's audit committee. The Company's board of directors may increase the amount of indemnification if it deems such increase appropriate under special circumstances.

     The above resolution of the Audit Committee and the Board of Directors to expand the scope of the Company's indemnification undertaking is subject to the approval of the shareholders meeting.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The approval of the indemnification of the directors and officers of the Company requires the affirmative vote of the majority of the votes cast at the shareholders meeting, provided that either:

     o the majority of shares voted at the meeting includes at least one third of the votes cast at the meeting by those shareholders that do not have a personal interest in the proposed transaction; or

     o the total number of votes cast by shareholders that do not have a personal interest in the proposed transaction that voted against the transaction, does not exceed one percent of the aggregate voting rights in the Company.

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE FOR ITEM 10 AND APPROVE THE BOARD'S RESOLUTION REGARDING THE INDEMNIFICATION OF DIRECTORS AND OFFICERS OF THE COMPANY.

             SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

     As of November 29, 2004 there were 3,089,247 Ordinary Shares of the Company outstanding (24,802 of which are owned by the Company and therefore, under the Israeli Companies Law, confer no voting rights while owned by the Company). The following table sets forth information with respect to the beneficial ownership of Ordinary Shares and options to purchase Ordinary Shares of each executive officer, each director and each shareholder of the Company known to beneficially own more than 5% of the outstanding Ordinary Shares, and all directors and executive officers as a group.



                                        SHARES BENEFICIALLY                                               PERCENTAGE ON A
          NAME AND ADDRESS                 OWNED(1) AS OF        PERCENTAGE       OPTIONS TO PURCHASE      FULLY DILUTED
         OF BENEFICIAL OWNER             NOVEMBER 29, 2004       OUTSTANDING      ORDINARY SHARES (2)         BASIS(7)
         -------------------             -----------------       -----------      -------------------         --------
Ze'ev Kirshenboim (6)                         721,720(3)           23.36%              178,470(4)             26.92%
Jacob Engel (6)                               602,246              19.49%               10,000(5)             18.31%
All directors and executive officers
of the Company as a group                   1,325,216              42.90%              254,910                47.26%

----------

     1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting, and investment power with respect to all Ordinary Shares shown as beneficially owned by them.

     2) Including options to purchase ordinary shares, whether or not exercisable within 60 days, and including options subject to the approval of the Shareholders meeting.

     3)   Including Ordinary Shares held by Mr. Kirshenboim's spouse.

     4) Including stock options granted to Mr. Kirshenboim and his spouse, which are subject to the approval of the shareholders meeting.

     5) Including stock options granted to Mr. Engel, which are subject to the approval of the shareholders meeting.

     6)   His address is c/o the Company, P.O.B. 5668, Migdal Ha'Emek, Israel
          10500.

     7) Not including additional options granted to employees of the Company that are not officers or directors of the Company.

                                  ANNUAL REPORT

     On written request, the Company will provide without charge to each record or beneficial holder of the Ordinary Shares as of a copy of the Company's Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. Requests should be addressed to Ze'ev Kirshenboim, Chief Executive Officer, ACS-tech80 Limited, P.O.B. 5668, Migdal Ha'Emek, Israel 10500.


                               PROXY SOLICITATION

     The cost of soliciting proxies will be borne by the Company. In addition to the use of the mails, proxies may be solicited, personally or by telephone or telegraph, by officers, directors, and regular employees of the Company, who will not be specially compensated for this purpose. The Company will also request record holders of Ordinary Shares who are securities brokers, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of such stock, and will reimburse such brokers, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding soliciting material.


                                  OTHER MATTERS

     The Company is unaware of any matters, other than those mentioned above, which will be brought before the Meeting for action. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote such proxy in accordance with their judgment on such matters.


     IT IS IMPORTANT THAT YOUR PROXY BE RETURNED PROMPTLY NO MATTER HOW SMALL OR LARGE YOUR HOLDING MAY BE. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED FORM OF PROXY.





                                          Ze'ev Kirshenboim


                                          President and Chief Executive Officer

                               ACS-TECH80 LIMITED
                                      PROXY

     I/WE, being a member and holder of ______ Ordinary Shares of ACS-TECH80 LIMITED, hereby appoint Ms. Ilana Kirshenboim, the Corporate Secretary of the Company as my/our proxy (hereinafter, the "Proxy") to vote for me/us and on my/our behalf at the ordinary Annual General Meeting of the Company, to be held on the 26th day of December, 2004 and at every adjournment thereof.

     I/WE, instruct the Proxy to vote on my/our behalf as follows:

     1. To re-elect Messrs. Ze'ev Kirshenboim, Jacob Engel and Eli Dayan as directors of the Company until the next annual shareholders meeting or until the due election and qualification of his/her successor.

          (To withhold authority for any director cross their name from the list above)

                         [_] For All          [_] Withheld

     2. To remunerate each of the directors that is not employed by the Company, except the Company's Chairman of the Board, in the minimum remuneration per annum and per meeting authorized for payment to external directors under the Israeli Companies Regulations (Rules Regarding the Compensation of External Directors), 2000 (approximately $3,000 per year and $150 per meeting).

          (To withhold authority for any director print their name beside the word "Witheld" below)

                         [_] For All          [_] Withheld


     3. To elect Ms. Alexandra Pluber as an External Director as required under the Israeli Companies Law, 1999, replacing Mr. Shmuel Olek, whose term as External Director has expired.

                [_] For              [_] Against            [_]  Abstain

          Are you a controlling shareholder of the Company or affiliated with a controlling shareholder? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO BE a controlling shareholder or affiliated therewith).

                         [_]  Yes             [_]  No

     4. Have you any comment or remark regarding the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2003;

          (If the answer is affirmative, include any comment or remark and attach them on a separate page to this proxy card)

                         [_]  Yes             [_]  No

     5. To appoint Kost Forer Gabbay & Kasierer (Members of Ernst & Young Global) as the Company's Independent Auditors until the next annual meeting of the Company's shareholders or until otherwise duly replaced, and to authorize the board of directors to fix their remuneration.

                [_] For              [_] Against            [_]  Abstain

     6. To approve a new employment agreement with Mr. Zeev Kirshenboim, a director of the Company, its CEO and a holder of approximately 23.4% of its outstanding share capital, which shall replace the existing management agreement with Z.Z. Orav Ltd., a company controlled by Mr. Kirshenboim.

                [_] For              [_] Against            [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 6? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                         [_]  Yes             [_]  No

     7. To approve the grant of 60,000 stock options to Mr. Ze'ev Kirshenboim, a director of the Company, its CEO, holder of approximately 23.4% of its outstanding share capital, and 5,000 stock options to Ms. Ilana Kirshenboim, Mr. Kirshenboim's spouse.

                [_] For              [_] Against            [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 7? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                         [_]  Yes             [_]  No

     8. To approve the grant of 5,000 stock options to Mr. Jacob Engel, a director of the Company, its Chairman of the Board and a holder of approximately 19.5% of its outstanding share capital.

                [_] For              [_] Against            [_]  Abstain

          Do you have a personal interest in the transaction underlying this
          Item 8? (Please note: If you do not mark either Yes or No, you will be deemed NOT TO HAVE any such personal interest).

                         [_]  Yes             [_]  No

     9. To approve the increase of the number of stock options covered by the Company's 2001 Stock Option Plan by 100,000 options, from 400,000 to 500,000 stock options.


                [_] For              [_] Against            [_]  Abstain

     10. To approve the purchase of a Directors and Officers Liability Insurance policy, insuring the Company's directors and officers against liability resulting from their position with the Company.

                [_] For              [_] Against            [_]  Abstain

     11. To approve a revised indemnification undertaking towards the Company's directors and officers.

                [_] For              [_] Against            [_]  Abstain

     12. Any other matter which may properly be brought before the meeting or any adjournment thereof.

                [_] For              [_] Against            [_]  Abstain

          Unless otherwise specified, this proxy will be voted in favor of Proposals 1-12.



                                             Signature:________________________
                                             Date: